EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 33-86312 on Form S-3 and No. 333-53750 on
Form S-8 of our reports dated March 14, 2008 relating to the consolidated financial statements and financial statement schedule of Hampshire Group Limited (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes- an Interpretation of FASB Statement No. 109 as of January 1, 2007) and the effectiveness of Hampshire Group, Limited’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Hampshire Group, Limited for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 14, 2008